[LETTERHEAD OF SHEFSKY & FROELICH LTD.]

MICHAEL J. CHOATE
Direct: 312-836-4066
Facsimile: 312-275-7554
E-mail: mchoate@shefskylaw.com

September 25, 2012

VIA FEDERAL EXPRESS
Ms. Sonia Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Inland Real Estate Income Trust, Inc.
Registration No. 333-176775

Dear Ms. Barros:

On behalf of our client, Inland Real Estate Income Trust, Inc., formerly Inland Monthly Income Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 4 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission via EDGAR on September 25, 2012.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to JoAnn M. (Armenta) McGuinness, President and Chief Operating Officer of the Company, dated August 28, 2012.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

General

1.             Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•                                          Describe how and when a company may lose emerging growth company status;

•                                          Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                                          State your election under Section 107(b) of the JOBS Act:

•                                          If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                                          If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

RESPONSE:                   The Company has revised the prospectus in response to the Staff’s comment.  Please see the disclosures on the prospectus cover page and on pages 8-9 and pages 41-42 of the Amendment, as enclosed herewith.

2.             Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:                   Aside from the prospectus filed as part of the Company’s registration statement on Form S-11 and the related sales literature (enclosed herewith), none of which will be provided to any potential investor until after the Company’s registration statement has been declared effective by the Securities and Exchange Commission, there are no written materials to be provided in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).  Further, the Company has not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act.

Management, page 99

3.             We note you have revised your disclosure on page 100.  We reissue comment 4 of our letter dated October 11, 2011.  Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  For example, we note your disclosure on page 100 that the entities that comprise The Inland Real Estate Group of Companies were named in the listed published rankings in 2012.  Clearly mark the specific language in the supporting materials that supports each statement.

RESPONSE:                   The Company has revised the section of its prospectus captioned “Management — Inland Affiliated Companies” to remove the rankings referenced by the Staff.  The support for other data used in the prospectus was supplementally submitted to the Staff on February 14, 2012.

Financial Statements

4.             Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

RESPONSE:                   The Company has updated the financial statements within the prospectus.  The enclosed marked copy of the Amendment reflects these changes.

Exhibit 5.1 Legal Opinion

5.             We note your response to comment 4 in our letter dated March 1, 2012. Please revise your legal opinion such that it is clear that there are sufficient authorized shares to issue the maximum number of shares being registered as of the date of the opinion.

RESPONSE:                   The Company’s counsel has revised its legal opinion to clarify that there are sufficient authorized shares to issue the maximum number of shares being registered as of the date of the opinion. Exhibit 5.1 to the Amendment reflects this change.

6.             Please have counsel revise the legal opinion to identify the “other documents and matters” they have examined in connection with their opinion.

RESPONSE:                   The Company’s counsel has revised its legal opinion to remove the reference to any “other documents and matters.” Exhibit 5.1 to the Amendment reflects this change.

Sales Literature Submitted March 27, 2012

General

7.             We note that Kohls and Publix are not currently your tenants. Please remove these photographs. Alternatively, if Kohls and Publix are tenants of another one of the sponsor’s programs, include prominent text with each picture explaining that the property is owned by the sponsor or its other program, not the registrant, and that investors will not acquire an interest in the pictured property.

RESPONSE:                   The Company has revised the enclosed sales literature either to remove the photographs of Kohl’s and Publix or to include prominent text with each picture explaining that the property is owned by other programs sponsored by the Company’s sponsor.  The enclosed revised sales literature reflects these changes.

8.             Please revise your Risk Factors page to include a risk factor that there is no guarantee of distributions.

RESPONSE:                   The Company has revised the sales literature to include a risk factor that there is no guarantee of distributions.  The enclosed revised sales literature reflects this change.

9.             We note that in various pieces submitted you refer to the Prior Performance section of the prospectus for information regarding adverse business developments experienced by prior programs. Please revise to disclose some of the key adverse business developments experienced by prior programs in the sales literature so that the disclosure is balanced.

RESPONSE:                   The Company has revised the sales literature to remove the discussions regarding the prior performance of other programs sponsored by the Company’s sponsor.  The enclosed revised sales literature reflects this change.

10.           We note your disclosure regarding the share repurchase program in various pieces submitted. Please revise to describe the key limitations of the share repurchase program, including, if true, that the repurchase program will be limited to proceeds from the DRIP.

RESPONSE:                   The Company has revised the sales literature to describe the key limitations of the Company’s share repurchase program.  The enclosed revised sales literature reflects this change.

Inland Real Estate Income Trust, Inc. Brochure

11.           Please increase the size of your footnotes throughout. Please note that footnotes should be as prominent in size as the rest of the text in the document.

RESPONSE:                   The Company has revised the brochure to remove the footnotes and incorporate all disclosures as part of the text of the brochure.  The enclosed revised brochure reflects this change.

12.           Please revise your Investment Overview page to clarify that a liquidity event is not guaranteed and may be postponed.

RESPONSE:                   The Company has revised the Investment Overview page, and the page following, to clarify that a liquidity event is not guaranteed.  The enclosed revised brochure reflects this change.

13.           We note you indicate that $10 billion in total distributions have been paid by Inland. Please tell us where this disclosure is located in the prospectus.

RESPONSE:                   The Company has revised the brochure to remove the aforementioned disclosure.  The enclosed revised brochure reflects this change.

Inland Real Estate Income Trust Inc. Real Estate for Your Life Power Point Presentation and Script

14.           We note that much of your disclosure throughout this presentation is as of September 30, 2011. Please revise to update.

RESPONSE:                   The Company has revised the presentation and script to remove the date-specific prior performance information.  The enclosed revised script and presentation reflect this change.

Inland Real Estate Income Trust, Inc. Prospectus Presentation

15.           We note that some of your disclosure is as of September 30, 2011. Please revise to update.

RESPONSE:                   The Company has revised the prospectus presentation to remove the date-specific prior performance information.  The enclosed revised presentation reflects this change.

Inland Real Estate Income Trust, Inc. Website

16.           Please revise to include a link to the prospectus and risk factors on every page of the website that includes a discussion of rewards.

RESPONSE:                   The Company has revised the website to include the requested links.  The enclosed revised copy of the website reflects this change.

FAQs, page 8

“Q: If I buy shares, will I receive distributions and, if so, how often?”, page 14

17.           Please revise this discussion to clarify that there is no guarantee of distributions.

“Q: How is the purchase price of an investment in shares of your common stock different from the purchase price of an investment in a listed REIT?”, page 16

18.           Please revise to remove your disclosure which implies that an investment in your common stock is better than an investment in a traded REIT because you do not have the price/market volatility that traded REITs have.

RESPONSE:                   The Company has revised the website to remove the FAQs.

Risk Factors, page 20

19.           Please revise your Risk Factors and Distributions webpages to clarify that there is no guarantee of distributions.

RESPONSE:                   The Company has revised the Risk Factors and Distributions pages of the website to clarify that there is no guarantee of distributions. The enclosed revised copy of the website reflects this change.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

Enclosure

cc:	Robert H. Baum, Esq.
JoAnn McGuinness
Cathleen M. Hrtanek, Esq.